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                                                                       Exhibit 7

ASK Group                                                Telephone: 408-562-8200
                                                         Facsimile: 408-562-8282

                              The ASK Group, Inc.
                              2880 Scott Boulevard
                                 P.O. Box 58013
                           Santa Clara, CA 95052-8013


March 3, 1994

Eric Carlson
109 Vista Del Campo
Los Gatos, CA 95032

Dear Eric:

         Your contribution is essential to our success as we continue to work to restore our business to profitability. To held ensure your focused attention, we are pleased to tell you that you will participate in the following Executive Retention Program. This program defines severance eligibility, in termination situations where no Change of Control is involved, as well as severance and Stock Option treatment where a "Change of Control" in the ownership of the ASK Group, Inc. (the "ASK Group") occurs. This letter will confirm and detail these arrangements. For the purposes of this letter "Company" means the ASK Group or its subsidiary which employs you.

(a) Termination (No Change of Control). If your employment is terminated for any reason other than Cause or voluntary resignation, you shall be entitled to receive a severance payment from the Company in an amount equal to six month's base salary. Health Care Benefits will continue for the length of your severance period. Executive outplacement service will also be provided.

         For purposes of this Program "Cause" shall mean those items set out in the Company's policies including, without limitation, your willful misconduct, conviction of a felony, or repeated failure to diligently carry out your employment duties, provided the Company has complied with its usual and customary policies, procedures and practices regulating employee discipline and termination.

(b) Change of Control. In the event of a Change of Control (defined below), all unvested Stock Options and Restricted Stock (if any) will become fully vested and exercisable. All Benefits will continue for the length of your severance period. Executive outplacement service will also be provided. In addition, if within one year of a Change of Control (i) your position is terminated or (ii) your duties and responsibilities are significantly reduced or (iii) your employment terminates by mutual agreement, you shall be entitled to receive a lump sum severance payment from the Company in an amount equal to one year's salary; nine month's base salary if termination occurs during the second year of employment; and six month's base salary after the second year of employment.
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         For this purpose, the term "Change of Control" of the ASK Group means
         (i) the acquisition by any person or persons of 50% or more of the ASK Group's Common Stock, or (ii) a transaction that requires shareholder approval and involves the sale of all or substantially all the assets of the ASK Group or the merger of the ASK Group with or into another previously unaffiliated corporation.

(c) Severance. Any severance payment to which you become entitled under Section (a) or (b) above (The "Severance Payment") will be subject to applicable tax withholding and will be paid a lump sum. The Severance Payment shall be in lieu of any further payments to you. The Severance Payment may be subject to a U.S. excise tax (currently 20%) or to a reduction in the minimum amount as the Company believes is necessary to avoid such excise tax. Notwithstanding the foregoing, the Severance Payment will not reduce or offset any benefits you may be entitled to under the specific terms of any Company benefits plans during the severance payment period.

(d) Successors. The Company will require any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform the Company's obligations hereunder in the same manner and to the same extent as if no such succession had taken place.

(e) Entire Agreement. No agreements, representations or understandings (whether oral or written and whether expressed or implied) which are not expressly set forth in this letter have been made or entered into by either party with respect to the subject matter hereof.

We are pleased to present you with this package. We know we can count on your continued contribution and support.

Sincerely,

/s/ Scott Neely
____________________________________
Scott Neely
Vice President & General Counsel





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